ROYAL BANK OF CANADA
TERMS AGREEMENT

Merrill Lynch, Pierce, Fenner & Smith
     Incorporated
RBC Capital Markets Corporation
   As the Representatives of the Several
   Underwriters
c/o Merrill Lynch, Pierce, Fenner & Smith
     Incorporated
4 World Financial Center
New York, New York 10080

January 19, 2005

Ladies and Gentlemen:

               Royal Bank of Canada, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Standard Provisions, dated October 14, 2003 (the “Standard Provisions”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the securities specified in Schedule II hereto (the “Offered Securities”). Each of the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Shelf Prospectus (as therein defined) in Section 2 of the Standard Provisions shall be deemed to be a representation or warranty as of the date of the Standard Provisions in relation to the Prospectus or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Offered Securities that are the subject of this Terms Agreement. Each reference to the Representatives herein and in the provisions of the Standard Provisions so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined. The representative designated to act on behalf of each of the Underwriters of the Offered Securities pursuant to Section 12 of the Standard Provisions and the address of the Representative referred to in such Section 12 is set forth at the end of Schedule II hereto.

               An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the CVMQ pursuant to Québec Securities Laws, in the case of the Shelf Prospectus.

               Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Bank agrees to issue and sell to each of the

1

Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Bank, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Offered Securities set forth opposite the name of such Underwriters in Schedule I hereto.

               If the foregoing is in accordance with your understanding, please sign and return to us ten (10) counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Standard Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Bank.

Very truly yours, ROYAL BANK OF CANADA
By:	/s/ Jim Archer-Shee
	Name:	Jim Archer-Shee
	Title:	Executive Vice President and Corporate Treasurer

By:	/s/ David Power
	Name:	David Power
	Title:	Vice President, Market Strategy and Execution

Accepted as of the date hereof:

MERRILL LYNCH, PIERCE, FENNER & SMITH
     INCORPORATED
RBC CAPITAL MARKETS CORPORATION
   As Representatives for themselves and the
   other underwriters named in Schedule I
   attached hereto

MERRILL LYNCH, PIERCE, FENNER & SMITH
     INCORPORATED

By:	/s/ Diane Kenna
Name: Diane Kenna
Title: Authorized Signatory

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Simon Ling
Name: Simon Ling
Title: Managing Director

2

SCHEDULE I

	Principal Amount of
	Offered Securities to be
Underwriters	Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated		$337,500,000
RBC Capital Markets Corporation		337,500,000
Bear, Stearns & Co. Inc.		15,000,000
Citigroup Global Markets Inc.		15,000,000
J.P. Morgan Securities, Inc.		15,000,000
Morgan Stanley & Co. Incorporated		15,000,000
UBS Securities LLC		15,000,000

Total	US$	750,000,000

I-1-1

SCHEDULE II

Title of Offered Securities:

        4.125% Senior Notes due 2010

Status:

Senior debt securities of the Bank ranking equally with all other unsecured and unsubordinated debt of the Bank including deposit liabilities, other than certain governmental claims in accordance with applicable law.

Aggregate principal amount:

        US$750,000,000

Price to Public:

        99.848% of the principal amount of the Offered Securities, plus accrued interest, if any.

Purchase Price by Underwriters:

        99.598% of the principal amount of the Offered Securities, plus accrued interest, if any.

Payment of Expenses/Rebate of Proceeds:

The Underwriters have agreed to make a payment of $1,119,570 to the Bank in connection with the offering of the Offered Securities, $500,000 of which is in reimbursement of the Bank’s expenses in connection with the offering of the Offered Securities.

Form of Offered Securities:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, including for the accounts of Euroclear Bank S.A./N.V. and Clearstream Banking S.A., to be made available for checking by the Underwriters at least twenty-four hours prior to the Closing Date at the office of DTC.

Specified funds for payment of purchase price:

        Federal (same-day) funds

Closing Date:

        9:30 a.m. (New York City time), January 26, 2005

II-2-1

Indenture:

        Indenture dated as of October 23, 2003, made between the Bank and JPMorgan Chase Bank, as Trustee.

Maturity Date:

        Offered Securities will mature on January 26, 2010.

Interest Rate:

        The Offered Securities will bear interest at 4.125%.

        Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates:

        Semi-annually in arrears on January 26 and July 26 of each year.

Redemption Provisions:

        No redemption provisions

Sinking Fund Provisions:

        No sinking fund provisions

Branch of Account:

        Toronto Main Branch

Closing location for delivery of Offered Securities:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York

Additional Closing Conditions:

1.	The Underwriters shall have received a favorable opinion from Ogilvy Renault, Canadian counsel to the Bank, subject to such exceptions and qualifications as would be customary, to the effect that:

a.	the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations,” insofar as such statements constitute a summary of the Canadian tax laws referred to

II-2-2

therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein.

b.	a court of competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York law), the Offered Securities and the Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein;

c.	in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a court of competent jurisdiction in the Province of Ontario would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Offered Securities and the Terms Agreement and to the provisions in the Indenture, the Offered Securities and the Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court;

d.	if the Indenture (to the extent the Indenture is governed by New York Law), the Offered Securities or the Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph (b) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Offered Securities or the Terms Agreement or of applicable New York law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a court of competent jurisdiction in the Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere; and

e.	a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Offered Securities and the Terms Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering

II-2-3

such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the Offered Securities and the Terms Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D) the action is commenced within the applicable limitation period; provided that under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may give judgment only in Canadian dollars.

2.	The Underwriters shall have received an opinion from Sullivan & Cromwell LLP, United States counsel to the Bank, to the effect that the statements in the Prospectus under the caption “Certain Income Tax Consequences – Certain United States Federal Income Tax Consequences,” insofar as such statements constitute a summary of the principal United States federal tax consequences of the purchase, ownership and disposition of the Notes, is correct in all material respects as of the date of such opinion.

Names and addresses of Underwriters:

Merrill Lynch, Pierce, Fenner & Smith
      Incorporated
RBC Capital Markets Corporation
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities, Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC

Designated representative:	RBC Capital Markets Corporation

Address for Notices, etc.:	1 Liberty Plaza 165 Broadway New York, New York 10006

Other Terms:

           None

II-2-4